UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Closing of the sale of Extrafarma

São Paulo, August 1, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in addition to the material notice of May 18, 2021 and the market announcement of June 22, 2022, announces the conclusion of the sale of Extrafarma to Pague Menos S.A.

Pursuant to the Share Purchase Agreement, the total amount of R$ 700,000,000.00 was adjusted by the variations in working capital and net debt position of R$ 37,752,320.94, resulting in the total amount of R$ 737,752,320.94. This amount is still subject to final working capital and net debt adjustments. Out of the first installment of R$ 372,324,136.27, R$ 365,428,184.68 were paid by Pague Menos on the present date and R$ 6,895,951.59 were paid in cash by the shareholders who exercised the preemptive rights. The payment of the two remaining installments of R$ 182,714,092.34 each will be made in August 2023 and August 2024 by Pague Menos.

Consistent with the information that the Company has been providing to its shareholders and to the capital markets, with the sale of Extrafarma, Ultrapar concludes the process of rationalizing its portfolio and starts to focus its efforts on more complementary and synergistic businesses.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)